EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Debt Issuance

On January 14, 2018, the Company and a number of institutional entities comprising part of the investors listed in the First Schedule to the Securities Law, 5728-1968 (the “Securities Law”) signed letters of undertakings whereby, subject to the fulfillment of the preconditions set forth below, the institutional entities undertook to purchase from the Company and the Company undertook to issue to the institutional entities, in a future private placement, Debentures (Series 9) of the Company, by way of expansion of an existing series of Debentures (Series 9) issued by the Company, and which was issued and listed for trading on the Tel Aviv Stock Exchange Ltd. ( “TASE”) in accordance with a shelf offering report published by the Company on October 13, 2015 (the “Future Private Placement”).

The Future Private Placement will take place on December 2, 2018 (or shortly thereafter, in accordance with the terms of the letter of undertaking) and will be in an aggregate amount of NIS 550 million par value of the Debentures (Series 9) of the Company. The aggregate consideration for the Future Private Placement shall be NIS 578,325,000. The issuance will be executed at a rate of NIS 1.0515 per debenture, reflecting an annual yield of approximately 2.7%. In addition, the Company will pay purchasers of the Debentures (Series 9) a commitment fee.

The execution of the Future Private Placement is subject to the fulfillment of preconditions until the date of the Future Private Placement, including the receipt of a valid approval from TASE to list the issued debentures for trading, receipt of approval by the Tax Authority regarding the calculation of a weighted discount rate (if the debentures are issued at a discount), there is no prohibition or preclusions by law to perform the Future Private Placement, the non-occurrence of one or more of the events specified in section 8.1 of the trust deed (right to demand immediate repayment) with respect to Debentures (Series 9) dated October 13, 2015 (the “Trust Deed”), as well as the fulfillment of all the other conditions set forth in the Trust Deed for the expansion of the Debentures (Series 9), including the condition whereby the expansion of the debenture series will not lead to a downgrade in the then-current rating of the debentures of such series. It is clarified that in the event the aforementioned preconditions are not satisfied by the date of execution of the Future Private Placement, the Future Private Placement will not be carried out.

The debentures to be issued in the Future Private Placement (subject to fulfillment of the preconditions, as stated above) will be registered in the Company’s securities register under the name of the Nominee Company of Bank Hapoalim B.M. Following the Future Private Placement and assuming that the Company does not issue additional Debentures (Series 9) until such date, the Debentures (Series 9) will aggregate to NIS 2,144,968,000 par value.

The terms of the debentures that will be issued in the Future Private Placement are identical to the terms of the existing Debentures (Series 9), and, as of the date of their issuance, the additional debentures together with the existing debentures will constitute a single series for all intents and purposes. For details regarding the terms of the Company’s Debentures (Series 9), see the shelf offering report dated October 13, 2015, in which the aforementioned debentures were offered and listed for trading on TASE.

The Debentures (Series 9) to be allocated as part of the Future Private Placement, subject to the fulfillment of the preconditions as stated above, shall be subject to restrictions on resale (blocking provisions) pursuant to Section 15C of the Securities Law and pursuant to the Securities Regulations (Details under Sections 15A to 15C of the Law), 5760-2000.

Additional Debt Issuance Through a Private Loan

In addition, in recent weeks the Company has completed an additional debt issuance of NIS 600 million through the receipt of a loan from a banking institution (which was extended to the Company on December 24, 2017) with a duration of 6.7 years and at an aggregate (fixed) nominal interest rate of 3.2% (hereinafter, the “Loan”).

The terms of the Loan are similar to the conditions provided in other loans taken by the Company (the terms detailed in Section 2.13.4 of the chapter containing a description of the Company’s business affairs in the periodic report for 2016), including: an undertaking not to create additional liens on the Company’s assets (subject to certain restrictions), an undertaking that, in the event the Company assumes an undertaking towards any party in connection with compliance with financial covenants, the Company will also assume an identical undertaking with respect to such credit (subject to certain exceptions), as well as customary immediate repayment terms (such as default, insolvency, liquidation or receivership proceedings etc., well as cross default, subject to certain restrictions).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.